UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.2)

                       PROTOCALL TECHNOLOGIES INCORPORATED
                                (Name of Issuer)

                          COMMON STOCK, $.001 Par Value
                         (Title of Class of Securities)

                                    74372C108
                                 (CUSIP Number)

                                February 20, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 74372C108

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1)    Names of Reporting Persons.               Monarch Capital Fund Ltd.
      I.R.S. Identification Nos. of Above Persons (entities only).

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) |_|
                                                                        (b) |_|
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3)    SEC Use Only

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4)    Citizenship or Place of Organization

      BVI
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Number of         5)    Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6)    Shared Voting Power
Owned by          --------------------------------------------------------------
Each Reporting    7)    Sole Dispositive Power
Person With       --------------------------------------------------------------
                  8)    Shared Dispositive Power
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9)    Aggregate Amount Beneficially Owned by Each Reporting Person


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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

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11)   Percent of Class Represented by Amount in Item 9:

      %
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12)   Type of Reporting Person (See Instructions)

      CO
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ITEM 1.

(A)   NAME OF ISSUER

      Protocall Technologies Incorporated

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      47 Mall Drive, Commack,
      New York 11725

ITEM 2.

(A)   NAME OF PERSONS FILING

      Monarch Capital Fund Ltd.

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      c/o Beacon Fund Advisors, Harbour House, Waterfront Drive,
      Road Town, Tortola, British Virgin Islands

(C)   CITIZENSHIP

      BVI

(D)   TITLE OF CLASS OF SECURITIES

      Common Stock

(E)   CUSIP NUMBER

      74372C108

ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b)or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
                  (15U.S.C. 78c).

      (d)   |_|   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_|   An investment adviser in accordance with
                  240.13d-1(b)(1)(ii)(E).

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  240.13d-1(b)(1)(ii)(F).

      (g)   |_|   A parent holding company or control person in accordance with
                  240.13d-1(b)(1)(ii)(G)

      (h)   |_|   A savings association as defined in section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |_|   Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

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ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

(b)   Percent of class: %

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote:

      (ii)  Shared power to vote or to direct the vote:

      (iii) Sole power to dispose or to direct the disposition of:

      (iv)  Shared power to dispose or to direct the disposition of:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2008

                                        Monarch Capital Fund Ltd.


                                        By: /s/ David Sims
                                            ------------------------------------
                                            Name: Navigator Management Ltd.
                                            Title: Director

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